EXHIBIT 1.A.(13)(z)

PRUCO LIFE INSURANCE COMPANY

This endorsement is attached to and made a part of the contract on the contract date.

OPTION TO INCREASE OR DECREASE FACE AMOUNT

INCREASE IN FACE AMOUNT

Right to Increase Face Amount.--On or after the first contract anniversary, but no earlier than January 1, 1987 in any event, you may be able to increase the face amount of this contract. The effective date of the increase will be the date you choose in your request, but see "Effective Date of Increase" below. The increased face amount will be the amount you choose, but see "Conditions" below.

Conditions.--Your right to increase face amount is subject to all these conditions:

     (1) You must ask for the increase in writing on a form which meets our needs.

     (2) The amount of the immediate increase in face amount must be at least $25,000. This contract may be one that was issued below age 15, where the initial face amount increases by 50% at age 21. (See "Increase in Face Amount at Age 21 for Contracts Issued at Age 14 or Lower" on page 6.) If so, when a request for increase is made before age 21, it is the amount of the immediate increase in face amount which must be at least $25,000.

     (3) The insured must give us any facts we need to satisfy us that he or she is then insurable for the amount of increase.

     (4) If we request, you must send us the contract to be endorsed.

     (5) The contract must not be paid-up or in defauit on the effective date of the increase. We must not be waiving or paying premiums on the effective date of the increase because of the disability of the insured, or of the applicant in the case of a contract which was issued below age 15. Nor may the contract be in the six month waiting period after the beginning of disability, required before disability benefits begin.

     (6) You must pay a premium as determined by us, at the time of the increase.


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     (7) More than one increase may be made in a contract year only with our consent.

     (8) Between the contract date and the effective date requested by you for the increase, we may have changed any of the bases for determining benefits or computing charges for newly issued contracts of the same kind. If so, we have the right to deny the request for increase.

Recomputations.--When you request an increase in face amount, we will recompute the scheduled premiums, deferred sales and underwriting charges, tabular values and monthly deductions from the contract fund for the contract. You may, if permitted by applicable state law, decide whether you want us to recompute these amounts as of the last previous or next following contract anniversary. The amount of payment required on the date of increase, (condition 6 above,) will depend upon the anniversary you choose for recomputing. We will tell you the amount of payment required for each anniversary.

Effective Date of Increase.--The effective date of increase will be the date you choose or, if later, the date when we have all of the following: your properly completed request, any required evidence of the insurability of the insured, and the required payment. (See Conditions 1, 3, and 6 above.)

Evidence of Increase.--Upon an increase in face amount we will send you endorsement pages for your contract or endorse your contract ourselves, (see Condition 4 above,) with pages which provide the recomputed amounts mentioned above and describe how the increase in face amount affects other contract provisions.

Suicide Exclusion and Incontestability.--Upon an increase in face amount, the period stated in the Suicide Exclusion and Incontestability provisions on page__will begin, for the amount of increase, on the effective date of the increase and not on the contract date or on other earlier date(s) which may apply to any previous increase(s).

Right to Cancel Contract and Exchange of Contract.--Upon an increase in face amount, these rights, described on the cover of this contract and on page ___, will apply to the amount of the increase. The periods within which you may exercise your Right to Cancel will, for the amount of increase in face amount only, run from the last to occur of (1) 45 days after you sign the request for the increase; (2) 10 days after receipt of the endorsement or endorsed contract; and (3) 10 days after receipt of the Notice of Withdrawal Right as it pertains



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     to the increase in face amount. When we receive your request to cancel, the increase in face amount will be canceled from the start and we will promptly give you back the total premiums paid for and since the increase which can be attributed to the increase. Charges deducted since the increase will be recomputed as though there had been no increase. Scheduled premiums, deferred sales and underwriting charges, tabular values and monthly deductions will be restored to what they would have been if there were no increase.

     The right to exchange as described under Exchange of Contract on page ___ will exist for the amount of the increase for 24 months after the effective date of the increase.

Exercise of Contract Value Options After Increase in Face Amount.--If the contract is in default past its days of grace or is surrendered after one or more increases in face amount, here is what we will do. In computing the net cash value to be paid on surrender or to be used in determining the period of extended insurance or amount of variable reduced paid-up insurance, (see Contract Value Options, page ___,) any surrender used in the calculation will be the sum of: (a) the surrender charge that would have applied in this situation if there had been no increase in face amount; and (b) the surrender charge(s) that would have applied if each increase in face amount had been achieved by the issuance of a new contract that is in default past its days of grace or is being surrendered. For the purposes of making this calculation all premiums paid after an increase in face amount are deemed to have been made in part in payment for the face amount of the contract not considering any increase(s) in face amount, and in part in payment for each increase, in the same proportion as the portion of the scheduled premium that applies to each of these parts.

DECREASE IN FACE AMOUNT

Right to Decrease Face Amount.--On or after the first contract anniversary, but no earlier than January 1, 1987 in any event, you may be able to decrease the face amount of this contract. The effective date of the decrease will be the first monthly date after you ask for the decrease on a form which meets our needs.

Conditions.--Your right to decrease face amount is subject to all these conditions:

     (1) You must ask for the decrease in writing on a form which meets our needs.



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     (2) The amount of the decrease in face amount must be at least $10,000, and may not reduce the face amount to less than $50,000. This contract may be one that was issued below age 15, where the initial face amount increases by 50% at age 21. (See "increase in Face Amount at Age 21 for Contracts Issued at Age 14 or Lower" on page 6.) If so, when a request for decrease is made before age 21, it may not reduce the face amount immediately after the decrease to less than $33,333.

     (3) If we request, you must send us the contract to be endorsed.

     (4) The contract must not be paid-up or in default past its days of grace on the effective date of the decrease.

     (5) More than one decrease may be made in a contract year only with our consent.

     (6) The amount of the decrease in face amount may not be so great as to cause the contract to fail to qualify as life insurance under provisions of the Internal Revenue Code.

Effect of Decrease.--A decrease made in accord with this provision will decrease the face amount of the contract without a corresponding reduction in the contract fund. This differs from a partial withdrawal (see page ___) which (reduces both face amount and contract fund). At present this will require a separate form for each type of VAL (reduces the contract fund but not the face amount).

     A $15 processing fee is charged when a decrease is made. You may choose to pay the charge in cash, but if not, it will be deducted from the contract fund. The contract fund will also be reduced by the amount of any surrender charge that may apply to the decrease.

     A decrease in face amount will cause proportionate reductions in scheduled premiums, tabular values, any remaining schedule of surrender charges, the monthly charges for administration, mortality risk and cost of expected mortality, and any charge for extra rating class. There may also be a reduction in any charge for extra benefits, if the amount of such benefits are affected by the decrease.



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Evidence of Decrease.--Upon decrease in face amount we will send you endorsement pages for your contract or endorse your contract ourselves, (see Condition
     3 above,) with pages which provide the recomputed amounts mentioned above and described how the decrease in face amount affects other contract provisions.

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